UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

National Energy Services Reunited Corp.

(Name of Issuer)

Units ( One ordinary share and one warrant to purchase one-half of one ordinary share)

(Title of Class of Securities)

G6375R 123 (CUSIP Number)

Competrol Establishment
Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein
30-210-891-3000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 225401108	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan International Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Funds obtained through proceeds of previous investments made by Reporting Persons.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 225401108	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Olayan Investments Company Establishment
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Funds obtained through proceeds of previous investments made by Reporting Persons.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 225401108	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Competrol Establishment
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Funds obtained through proceeds of previous investments made by Reporting Persons.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Ordinary Shares 1,500,000 Ordinary Shares issuable upon exercise of Warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the units (the “Units”), each consisting of one ordinary share of no par value per share (“Ordinary Shares”) and one warrant entitling the holder thereof to purchase one-half of one ordinary share at a price of $5.75 per half share (the “Warrants”), of National Energy Services Reunited Corp. (the “Issuer”), a newly-organized blank check company formed in the British Virgin Islands with principal offices located at 777 Post Oak Blvd., Suite 800, Houston, Texas 77056.

Item 2.	Identity and Background.

(a)          This Schedule 13D is being filed by:

(i)          Olayan International Limited, a BVI Business Company (“OIL”);

(ii)          Olayan Investments Company Establishment, a Liechtenstein anstalt (establishment) (“OICE”); and

(iii)          Competrol Establishment, a Liechtenstein anstalt (establishment).

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)          The address of the principal office of OIL is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110 British Virgin Islands.

The address of the principal office of OICE is Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein.

The address of the principal office of Competrol Establishment is Fundationsanstalt Heiligkreuz 6, Vaduz, FL-9490 Liechtenstein.

(c)          The principal business of OIL is investment for its own account.

The principal business of OICE is investment for its own account.

The principal business of Competrol Establishment is investment for its own account.

(d)          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          With respect to the citizenship of each reporting Person, see Item 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The Units held by the Reporting Persons that are the subject of this Schedule 13D were purchased with funds obtained through proceeds of previous investments made by the Reporting Persons.  Such Units were purchased in the Issuer’s initial public offering for an aggregate purchase price of approximately $30,000,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Units acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer.  Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)          The percentages used herein are calculated based upon 24,150,000 Ordinary Shares issued pursuant to Issuer’s initial public offering, as reported in the Issuer’s Registration Statements filed on at May 10, 2017 (Registration No. 333-2170006) and on May 11, 2017 (Registration No. 333-217911).

As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 3,000,000 Ordinary Shares, constituting approximately 12.42% of the then outstanding Ordinary Shares.  The Reporting Persons also beneficially owned 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.  As of the date of this Schedule 13D, the Reporting Persons may be deemed to have direct beneficial ownership of the Ordinary Shares as follows:

(i)          OIL beneficially owned 3,000,000 Ordinary Shares, constituting approximately 12.42% of the then outstanding Ordinary Shares, and 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.

(ii)          OICE beneficially owned 3,000,000 Ordinary Shares, constituting approximately 12.42% of the then outstanding Ordinary Shares, and 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.

(iii)          Competrol Establishment beneficially owned 3,000,000 Ordinary Shares, constituting approximately 12.42% of the then outstanding Ordinary Shares, and 3,000,000 Warrants that may be exercisable in the future for an aggregate total of 1,500,000 additional Ordinary Shares.

(b)          OIL has the sole power to vote or direct the vote of 3,000,000 Ordinary Shares and the sole power to dispose or direct the disposition of such Ordinary Shares and of 3,000,000 Warrants.  OIL, OICE and Competrol Establishment may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of such Ordinary Shares and Warrants.

(c)          Not applicable.

(d)          To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares or Warrants that are the subject of this Schedule 13D.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Form of Lead Investor Letter Agreement

In connection with the Issuer’s initial public offering, the Reporting Persons entered into a Form of Lead Investor Letter Agreement that, subject to limited exceptions, prohibits the Reporting Persons from effectuating a Transfer of the Ordinary Shares until after the consummation of an initial Business Combination (as such capitalized terms are defined in the Insider Agreement) (the “Lockup”).  The Reporting Persons retain all other rights as the Issuer’s shareholders, including without limitation, the right to vote its Ordinary Shares and the right to receive cash dividends, if declared.  If dividends are declared and payable in Ordinary Shares, such dividends will also be subject to the Lockup.

The description of the above agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement by and among the Reporting Persons.

Exhibit B:  Form of Lead Investor Letter Agreement, dated as of May 12, 2017, between Issuer,          National Bank of Canada Financial Inc. and Competrol Establishment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2017

OLAYAN INTERNATIONAL LIMITED

By:	/s/ Aziz D. Syriani
Name:	Aziz D. Syriani
Title:	Director

OLAYAN INVESTMENTS COMPANY ESTABLISHMENT

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Authorised Signatory	Authorised Signatory

COMPETROL ESTABLISHMENT

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Authorised Signatory	Authorised Signatory